Exhibit 99.7

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	170,405

Barclays Capital Securities Ltd	1,868,000

Barclays Trust Co & Others	3,944

Barclays Trust Co as Exec/ADM	2,592

Barclays Trust Co E99	6,164

Barclays Trust Co EP856	225

Barclays Trust Co R69	10,721

BNP PARIBAS	262,999

Chase Nominees Ltd 16376	673,698

Chase Nominees Ltd 20947	28,877,234

CIBC Mellon Global Securities	155,806

Investors Bank and Trust Co.	917,849

Investors Bank and Trust Co.	6,079,499

Investors Bank and Trust Co.	14,294

Investors Bank and Trust Co.	284,889

Investors Bank and Trust Co.	2,601,672

Investors Bank and Trust Co.	1,153,779

Investors Bank and Trust Co.	1,620,316

Investors Bank and Trust Co.	7,420,123

Investors Bank and Trust Co.	71,960

Investors Bank and Trust Co.	87,917

Investors Bank and Trust Co.	260,550

Investors Bank and Trust Co.	223,510

Investors Bank and Trust Co.	2,152,815

Investors Bank and Trust Co.	16,366

Investors Bank and Trust Co.	34,241

JP Morgan (BGI Custody) 16331	403,220

JP Morgan (BGI Custody) 16338	73,336

JP Morgan (BGI Custody) 16341	1,079,552

JP Morgan (BGI Custody) 16341	703,723

JP Morgan (BGI Custody) 16342	147,777

JP Morgan (BGI Custody) 16344	362,914

JP Morgan (BGI Custody) 16345	609,57930%

JP Morgan (BGI Custody) 16400	13,061,046

JP Morgan (BGI Custody) 17011	19,628

JP Morgan (BGI Custody) 18408	58,199

JP Morgan Chase Bank	49,997

JP Morgan Chase Bank	128,438

JP Morgan Chase Bank	11,472

JP Morgan Chase Bank	73,382

JP Morgan Chase Bank	259,910

JP Morgan Chase Bank	159,529

JP Morgan Chase Bank	164,840

JP Morgan Chase Bank	633,314

JP Morgan Chase Bank	11,139

JP Morgan Chase Bank	32,366

JP Morgan Chase Bank	35,286

JP Morgan Chase Bank	36,229

JP Morgan Chase Bank	1,519

JP Morgan Chase Bank	12,510

JP Morgan Chase Bank	83,114

JP Morgan Chase Bank	184,378

JP Morgan Chase Bank	29,479

JP Morgan Chase Bank	97,388

JP Morgan Chase Bank	168,975

JP Morgan Chase Bank	204,037

JP Morgan Chase Bank	790,312

JP Morgan Chase Bank	201,765

Master Trust Bank	47,199

Mellon Trust – Boston &SF	165,388

Mellon Trust – Boston & SF	396,786

Mellon Trust of New England	492,275

Mitsubishi Trust International	7,917

Mitsubishi Trust International	35,038

Northern Trust Bank – BGI Sepa	130,113

Northern Trust Bank – BGI Sepa	534,681

Northern Trust Bank – BGI Sepa	631,655

R C Greig Nominees Limited a/c BL1	29,782

R C Greig Nominees Limited a/c CM1	10,125

R C Greig Nominees Limited GP1	103,874

R C Greig Nominees Limited SA1	33,880

Reflex Nominees Limited	1,524

Reflex Nominees Limited	3,301

State Street	6,111

State Street	20,623

State Street Boston	102,325

State Street Boston	845,402

Sumitomo TB	13,168

The Northern Trust Co	239,071

Wells Fargo Seattle – Wire Ban	20,792

Zeban Nominees Limited	203

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

22 APRIL 2005

12. Total holding following this notification

78,731,154 ORDINARY SHARES OF £1

13. Total percentage holding of issued class following this notification

6.61%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

Date of notification

25 APRIL 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.